

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Arthur Kuan
Chief Executive Officer
CG Oncology, Inc.
400 Spectrum Center Drive, Suite 2040
Irvine, CA 92618

> **Re: CG Oncology, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 4, 2023**
> **CIK No. 0001991792**

Dear Arthur Kuan:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your disclosure on page 2 that cretostimogene has received fast track designation from the FDA for the treatment of high-risk, BCG-unresponsive NMIBC patients. Please provide balancing disclosure, as you note on page 28, that fast track designation by the FDA for cretostimogene may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that cretostimogene or any future product candidate which may receive fast track designation will receive marketing approval.

Summary Financial Data
Balance Sheet Data, page 13

2.   Your disclosure on page 13 states that pro forma column gives effect to the automatic conversion of all outstanding shares of your redeemable convertible preferred stock into an aggregate of 366,277,131 shares of common stock. However, it appears the conversion of your Series F redeemable convertible preferred stock has not been reflected in pro forma stockholders' equity. Please explain why the automatic conversion of your Series F redeemable convertible preferred stock has not been reflected in pro forma stockholders' equity, and revise to address this apparent inconsistency between these disclosures.

Capitalization, page 80

3.   Your disclosure on page 80 states that your pro forma column reflects "the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 366,277,131 shares of our common stock." However, it does not appear as though your Series F redeemable convertible preferred stock that was issued on July 28, 2023 has been included in your actual or pro forma columns. Please revise to address this apparent inconsistency.

Management
Executive Officers, page 133

4.   We note your response to comment 11, including your revised disclosure on page 134 that Mr. DiPalma works on a part-time basis as your CFO. Please include risk factor disclosure concerning Mr. DiPalma's part-time status and the number of hours of service hours per month he is expected to provide.

        Please contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Matthew T. Bush